EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

January 28, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

Trusts*	Funds**	Post Effective Amendment Nos. on Form N-1A***	Accession Nos.
Evergreen Equity Trust File Nos. 333-37453 and 811-08413	Evergreen Growth Fund, Evergreen Large Company Growth Fund, Evergreen Mid Cap Growth Fund, Evergreen Omega Fund and Evergreen Small-Mid Growth Fund	127	0000907244-09-000595
Evergreen Select Equity Trust File Nos. 333-36047 and 811-08363	Evergreen Strategic Growth Fund	39	0000907244-09-000642

*Each of the Trusts referred to as the "Registrants.”

**All of the Funds collectively are referred to as the "Funds.”
***The Post-Effective Amendments are referred to as the "Registration Statements.”

Dear Ms. Stirling:.

Please note the following responses to the comments you provided by telephone to the Registrants’ Registration Statements on Form N-1A (as identified above) filed on November 23, 2009 (accession numbers identified above) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”):

Prospectus – General Comments

Comment: You asked that we conform the introduction to the Fees and Expenses table to the example language set forth in Item 3 of Form N-1A by deleting the second and third sentences.

Response:            We have made the requested change.

Comment: You requested that the line item “12b-1 Fees” in the Annual Fund Operating Expenses table be changed, so that it reads “Distribution and /or Service (12b-1) Fees.”

Response: We have made the requested change.

Comment: You requested that we replace the sentences in the Expense Example paragraph to match the last sentence in the corresponding disclosure in Item 3 of Form N-1A.

Response:            We have made the requested change.

Comment: In the discussion of each Fund’s investment strategy required by Item 4 of Form N-1A, you requested that we include an explanation of how the Fund’s portfolio managers decide which securities to buy and sell.

Response:            With respect to each Fund, we respectfully decline to make the requested change. Item 4(a) of Form N-1A requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies . . . and any policy to concentrate in securities of issuers in a particular industry or group of industries.”  The item does not specifically call for an explanation of how the Fund’s portfolio managers decide which securities to buy and sell (“Selection Criteria”) and we have concluded that any Selection Criteria employed by the Fund’s portfolio managers does not represent a principal investment strategy of the Fund.  Disclosure responsive to Item 9(b)(2) of Form N-1A, which calls for an explanation “in general terms [of] how the Fund’s adviser decides which securities to buy and sell,” will be included in the Fund’s Statutory Prospectus, as that term is defined in Rule 498 under the 1933 Act.

Comment: You requested that we delete the sentence in the Principal Risk Summaries section that provides a cross-reference to another section in the prospectus and a section in the SAI.

Response: We have made the requested change.

Comment: In the introduction to the Performance table, you asked that we provide an explanation of how the information illustrates the variability of the Fund's returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year), as required by Item 4(b)(2)(i) of Form N-1A.

Response: We respectfully decline to make the requested change. Item 4(b)(2)(i) of Form N-1A requires the Fund to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year . . .).” We feel that the disclosure as written conveys the risks by stating that the returns vary from year to year.

Comment: You asked that for any Funds that, in the Average Annual Total Returns table, have the “historical performance” footnote, the “after-tax returns” footnote and/or the “Class B converting to Class A” footnote, that all of those footnotes either be converted to paragraph form or removed entirely.

You also asked that we recalculate the Class B returns in the table so that they do reflect the conversion to Class A shares after eight years, if applicable.

Response:            We respectfully decline to convert the disclosure found in the “historical performance” and “after-tax returns” footnotes to the Average Annual Total Returns table to paragraph form because we believe the use of these footnotes facilitates a potential shareholder’s understanding of the information presented by indicating that the information relates directly to the table and by marking clearly to which portions of the table the disclosure is relevant.

Additionally, the “after tax returns” footnote is adjacent to the table as required by Item 4(b)(2)(iv).

We have moved the “Class B converting to Class A” footnote, as requested, to a new section added to the statutory prospectus entitled “Additional Information on Expenses and Performance.”

We will make changes consistent with your request that the returns for Class B shares in the table reflect the conversion to Class A shares in performance tables appearing in our March 1, 2010 prospectuses, and any subsequent prospectuses.

Comment: In the Principal Investment Strategies section for Funds that, as part of their strategy, invest in either small, medium or large companies as defined by a market capitalization range of a certain index, you asked that we include the current market capitalization range for the index that the Fund tracks in the summary section.

You also requested that more recent information than what is currently shown in the statutory prospectus be included.

Response: We have made the requested changes.

Comment:  You requested that we remove all but the first sentence in the paragraph immediately following the table in the “Purchase and Sale of Fund Shares” section of the Fund’s prospectus.

Response:            We have made the requested change.

Comment: You asked that we remove the footnote to the Shareholder Fees table.

Response:            We respectfully decline to make the requested change. Instruction 2(a)(i) to Item 3 of Form N-1A provides that a “Fund may include in a footnote to the table … a narrative explanation of the sales charges.” We believe the footnote, and its placement directly below the Shareholder Fees table, is consistent with the instruction and helps to facilitate a potential shareholder’s understanding of the information presented.

Comment: You asked that we remove the sentence ‘The bar chart does not reflect applicable sales charges; if it did, returns would be lower than those shown” from the introductory paragraph to the Performance table.

Response: We respectfully decline to delete this sentence, since Instruction 1(a) to Item 4(b)(2)(iv) of Form N-1A states “If a Fund’s shares are sold subject to a sales load or account fees, state that sales load or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.”

For clarification purposes, we have added the words “if any” to the sentence so that it now reads: ‘The bar chart does not reflect applicable sales charges, if any; if it did, returns would be lower than those shown.”

Comment: In the Annual Fund Operating Expenses table for Evergreen Small Mid Growth Fund, you requested that we remove the first footnote discussing acquired fund fees and expenses, and that we move the second footnote disclosing voluntary fee waivers to the statutory prospectus.

Response: We respectfully decline to delete the first footnote.   Item 3(f)(vii) of Form N-1A states that “The Fund may clarify in a footnote to the fee table that the total annual fund operating expenses . . . do not correlate to the ratio of expenses to average net assets given in response to Item 13, which reflects the operating expenses of the Fund and does not include Acquired Fund fees and expenses.”

We respectfully decline moving the footnote disclosing the voluntary fee waivers to the statutory prospectus. We feel it is important disclosure because it provides more accurate information regarding the actual expenses associated with an investment in the Fund, and we believe that it should remain with the table in order to be more easily understood.

Class R book-specific:

Comment: You asked that we state that we did not include after-tax returns in the Average Annual Total Returns table for the Class R shares since those shares are invested in retirement plans.

Response: We added the following footnote to the table: “After-tax returns have not been shown for this class since these shares generally are available only to tax-deferred retirement plans.”

Comment:  In the Purchase and Sale of Fund Shares introductory paragraph, you asked that we delete the sentence that reads, “Class R shares generally are not available to retail accounts.”

Response: We have made the requested change.

Fund-specific

Comment: You asked that we move to the statutory prospectus the footnote to the Annual Fund Operating Expenses table for Evergreen Growth Fund, which states that although the Fund has suspended payments under its distribution plan for Class C shares, the 0.25% service fee continues to be assessed to Class C shares of the Fund.

Response: We have complied with the requested change, moving the footnote to the Share Class Information section of the statutory prospectus.

Comment: You requested that we provide greater detail on the key factors the portfolio managers of Evergreen Growth Fund and Evergreen Small-Mid Growth Fund may consider when making investment decisions or explain further how the Funds' portfolio managers identify securities when making investment decisions.

Response:   We have revised the disclosure as follows:

For Evergreen Growth Fund, it now reads: “Factors that the Fund’s portfolio managers consider when selecting investments include, but are not limited to: the potential for earnings growth above the average earnings growth of companies included in the Russell 2000® Growth Index; the quality of management; the strength of the company’s balance sheet; and the company’s potential for operating leverage.”

For Evergreen Small-Mid Growth Fund, it now reads: "When selecting investments, the Fund’s portfolio managers conduct extensive fundamental research and employ valuation models so as to identify securities with the potential for earnings growth above the average earnings growth of companies included in the Russell 2500® Growth Index."

Comment: You requested that we provide greater detail on how the portfolio managers of Evergreen Mid Cap Growth Fund determine which companies they believe have above-average earnings growth potential.

Response:   The following disclosure (in bold) has been added: “The Fund’s portfolio managers emphasize investments in companies they believe, as a result of their fundamental research and use of valuation models, have above-average earnings growth potential.”

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around January 28, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.